Exhibit a(4)

Effective June 25, 2020, KPMG LLP (“KPMG”) was dismissed as the independent registered public accounting firm to Credit Suisse Commodity Return Strategy Fund (the “Fund”). The Audit Committee of the Board participated in, and approved, the decision to change the independent registered public accounting firm on June 25, 2020. KPMG’s reports on the Fund’s financial statements for the fiscal periods ended October 31, 2019 and October 31, 2018 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the Fund’s fiscal periods ended October 31, 2019 and October 31, 2018 and the subsequent interim period through June 25, 2020, (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Fund’s financial statements for such periods, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Fund has requested that KPMG furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed as an Exhibit to this Form N-CSR.

The Audit Committee of the Board approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as the Fund’s independent registered public accounting firm for the fiscal year ending October 31, 2020. During the Fund’s fiscal periods ended October 31, 2019 and October 31, 2018 and the subsequent interim period through June 25, 2020, neither the Fund, nor anyone on its behalf, consulted with PwC on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

KPMG LLP
345 Park Avenue	Telephone	212 758 9700
New York, NY 10154	Fax	212 758 9819
	Internet	www.us.kpmg.com

July 8, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Credit Suisse Commodity Return Strategy Fund (the “Fund”), a series of Credit Suisse Commodity Strategy Funds (the “Trust”), and under the date of December 20, 2019 we reported on the financial statements of the Fund as of and for the years ended October 31, 2019 and 2018. On June 25, 2020, we were dismissed. We have read the statements made by the Trust included under Item 13(a)(4) of Form N-CSR dated July 8, 2020, and we agree with such statements included therein, except that we are not in a position to agree or disagree with the Trust’s statements that (1) the Audit Committee of the Board participated in and approved the decision to change the independent registered public accounting firm and (2) the Audit Committee of the Board approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as the Fund’s independent registered public accounting firm and (3) neither the Fund, nor anyone on its behalf, consulted with PwC.

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.